Exhibit 5.1

February 26, 2013

TRW Automotive Holdings Corp.

12001 Tech Center Drive

Livonia, Michigan 48150

Ladies and Gentlemen:

We have acted as counsel to TRW Automotive Holdings Corp., a Delaware corporation (the “Company”), in connection with the sale by certain selling stockholders of 10,000,000 shares of common stock of the Company, par value $0.01 per share (the “Firm Shares”), pursuant to the Underwriting Agreement dated February 20, 2013 among the Company, the selling stockholders named therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC (the “Underwriting Agreement”).  The Underwriting Agreement also provides Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC the option to purchase from the selling stockholders an additional 1,500,000 shares of common stock (together with the Firm Shares, the “Shares”).

Preferred stock purchase rights (the “Rights”) are included with the Shares and permit a holder of a Share, under certain circumstances, to purchase from the Company one-thousandth of a share of Series A Junior Participating Preferred Stock (“Series A Preferred Stock”) pursuant to the Rights Agreement, dated as of January 23, 2004 (the “Rights Agreement”) between the Company and Computershare Trust Company, N.A., as successor rights agent (the “Rights

Agent”), until the Expiration Date (as defined in the Rights Agreement).  The Rights associated with the Shares will initially trade together with the Shares.

We have examined the Registration Statement on Form S-3 (File No. 333-183222) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended; a form of the share certificate, the Rights Agreement and the Letter Agreement, dated September 11, 2009 between the Rights Agent and the Company, each of which has been filed with the Commission as an exhibit to the Registration Statement; and the Underwriting Agreement.  We also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.  As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We have assumed further that the Rights Agreement is the valid and legally binding obligation of the Rights Agent.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1. The Shares are validly issued, fully paid and nonassessable.

2. The Rights attached to the Shares constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

Our opinion set forth in paragraph 2 above is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing.  In addition, we express no opinion as to the validity, legally binding effect or enforceability of Section 31 of the Rights Agreement relating to the severability provisions of the Rights Agreement.

In addition, with respect to our opinion set forth in paragraph 2 above, the Rights and the Rights Agreement, (i) we do not address the determination a court of competent jurisdiction may make regarding whether the Board would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time, (ii) we assume that the members of the Board acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement and (iii) we address the Rights and the Rights Agreement in their entirety, and it is not settled whether the invalidity of any particular provision of the Rights Agreement or of the Rights issued thereunder would result in invalidating such Rights Agreement or Rights in their entirety.

We do not express any opinion herein concerning any law other than the Delaware General Corporation Law.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Current Report on Form 8-K, dated the date hereof, filed by the Company and incorporated by reference into the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement and under the caption “Validity of the Shares” in the Company’s prospectus supplement dated February 20, 2013.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP